Exhibit 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-153425 on Form S-3 and 333-56161, 333-50806, 333-49732, 333-121073, 333-128441, 333-151184 and 333-155191 on Form S-8 of our report dated February 19, 2009 (which report expresses an unqualified opinion), relating to the consolidated financial statements of RBS Sempra Commodities LLP and subsidiaries incorporated by reference in this Annual Report on Form 10-K of Sempra Energy for the year ended December 31, 2008.

/s/ DELOITTE & TOUCHE LLP

New York, New York

February 23, 2009

RBS Sempra
Commodities LLP
and Subsidiaries

Consolidated Financial Statements as of December 31,
2008 and for the Period From April 1, 2008 (Date of
Commencement) to December 31, 2008, and Report of
Independent Registered Public Accounting Firm

RBS SEMPRA COMMODITIES LLP AND SUBSIDIARIES

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND FOR THE PERIOD FROM APRIL 1, 2008 (DATE OF COMMENCEMENT) TO DECEMBER 31, 2008:
Consolidated Statement of Financial Condition 2
Consolidated Statement of Income 3
Consolidated Statement of Cash Flows 4
Consolidated Statement of Changes in Members’ Capital 5
Notes to Consolidated Financial Statements 6–21

Deloitte & Touche LLP

Two World Financial Center

New York, NY 10281-1414

USA

Tel:   212 436 2000

Fax:  212 436 5000

www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
RBS Sempra Commodities LLP and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of RBS Sempra Commodities LLP and subsidiaries (the “Partnership”) as of December 31, 2008, and the related consolidated statements of income, cash flows, and changes in members’ capital, for the period from April 1, 2008 (date of commencement) to December 31, 2008. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with generally accepted auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of RBS Sempra Commodities LLP and subsidiaries as of December 31, 2008, and the results of their operations and their cash flows for the period from April 1, 2008 (date of commencement) to December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

February 19, 2009

RBS SEMPRA COMMODITIES LLP AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
(Dollars in thousands)

ASSETS
Cash and cash equivalents	$190,182
Trading assets	5,833,511
Commodities owned	1,162,559
Receivables from affiliates — net	924,715
Investments in marketable securities	54,125
Finance lease receivable	192,328
Prepaid and other assets	355,682
Property, plant and equipment — net	144,889
Goodwill	371,418

TOTAL	$9,229,409

LIABILITIES AND MEMBERS’ CAPITAL
LIABILITIES:
Short-term borrowings	$320,236
Trading liabilities	4,521,149
Accounts payable and accrued liabilities	737,781
Payables to affiliates	1,433

Total liabilities	5,580,599

MEMBERS’ CAPITAL	3,648,810

TOTAL	$9,229,409

See notes to consolidated financial statements.

RBS SEMPRA COMMODITIES LLP AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
FOR THE PERIOD FROM APRIL 1, 2008 (DATE OF COMMENCEMENT) TO DECEMBER 31, 2008
(Dollars in thousands)

REVENUES:
Fee income	$1,397,376
Principal transactions — net	639,708
Interest and other income	13,805

Total revenues	2,050,889

EXPENSES:
Compensation and benefits	613,871
Storage and transportation	597,317
Facilities and communications	61,811
Brokerage, execution and clearing	59,656
Professional fees	27,612
Interest expense	23,867
Other expenses	55,985

Total expenses	1,440,119

INCOME FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAXES AND EQUITY IN LOSS OF UNCONSOLIDATED AFFILIATES — Net of provision for income taxes	610,770

PROVISION FOR INCOME TAXES	16,418

EQUITY IN LOSS OF UNCONSOLIDATED AFFILIATES — Net of provision for income taxes	(2,549)

NET INCOME	$591,803

See notes to consolidated financial statements.

RBS SEMPRA COMMODITIES LLP AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM APRIL 1, 2008 (DATE OF COMMENCEMENT) TO DECEMBER 31, 2008
(Dollars in thousands)

OPERATING ACTIVITIES:
Net income	$591,803
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	63,652
Deferred taxes	3,101
Equity in loss of unconsolidated affiliates — net of provision for income taxes	2,549
Net change in:
Trading assets	50,251
Commodities owned	459,139
Trading securities	15,931
Prepaid and other assets	(190,696)
Receivables from affiliates — net	(933,723)
Commodities sold under agreements to repurchase	(502,136)
Trading liabilities	317,389
Payables to affiliates	1,433
Accounts payable and accrued liabilities	259,559
Net cash provided by operating activities	138,252

INVESTING ACTIVITIES:
Purchases of investments in available-for-sale securities	(3,348)
Purchase of property, plant and equipment	(56,967)
Acquisition of subsidiaries — net of cash acquired	(2,372,273)
Increase in finance lease receivable	(173,145)
Purchase of other investments	(15,000)
Cash used in investing activities	(2,620,733)

FINANCING ACTIVITIES:
Net decrease in short-term borrowings	(431,325)
Members’ capital contributions	3,265,000
Distributions paid to members	(161,012)
Net cash provided by financing activities	2,672,663

NET INCREASE IN CASH AND CASH EQUIVALENTS	190,182
CASH AND CASH EQUIVALENTS — April 1, 2008	--
CASH AND CASH EQUIVALENTS — December 31, 2008	$190,182

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION —
Cash paid during the period for income taxes	$47,563

See notes to consolidated financial statements.

RBS SEMPRA COMMODITIES LLP AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ CAPITAL FOR THE PERIOD FROM APRIL 1, 2008 (DATE OF COMMENCEMENT) TO DECEMBER 31, 2008
(Dollars in thousands)
	Comprehensive Income (Loss)	Members’ Capital	Accumulated Other Comprehensive Income (Loss)	Total Members’ Capital
BALANCE — April 1, 2008		$ --	$ --	$ --

Members’ capital contributions		3,265,000	--	3,265,000

Net income	$591,803	591,803	--	591,803

Other comprehensive income (loss) — net of tax:
Net unrealized loss on available-for-sale securities	(43,765)	--	(43,765)	(43,765)
Net unrealized loss on SFAS 133 cash flow hedging activities	(3,216)	--	(3,216)	(3,216)

Comprehensive income	$544,822

Distributions paid to Members		(161,012)	--	(161,012)

BALANCE — December 31, 2008		$3,695,791	($46,981)	$3,648,810

See notes to consolidated financial statements.

RBS SEMPRA COMMODITIES LLP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND FOR THE PERIOD FROM APRIL 1, 2008
(DATE OF COMMENCEMENT) TO DECEMBER 31, 2008

1.

NATURE OF OPERATIONS

The Partnership engages in physical and derivative trading and marketing activities principally in natural gas, electricity, petroleum, petroleum products, base metals and other commodities with domestic and foreign corporations, financial institutions, multinational organizations, sovereign entities and end users. The Partnership’s operations are subject to regulation by the Financial Services Authority, the New York Mercantile Exchange, the Commodity Futures Trading Commission, the Federal Energy Regulatory Commission (FERC), the London Metals Exchange, NYSE Euronext, the U.S. Federal Reserve Bank, and the National Futures Association.

2.

FORMATION AND ORGANIZATION OF THE PARTNERSHIP

On July 9, 2007, Sempra Energy (Sempra) and The Royal Bank of Scotland Group plc (RBS) (collectively the Members) entered into an agreement to form a partnership, RBS Sempra Commodities LLP (the Partnership or RBSSC), to purchase and operate Sempra’s commodity trading and marketing businesses. Pursuant to a Master Formation and Equity Interest Purchase Agreement, the Partnership was formed as a United Kingdom limited liability partnership, and Sempra and RBS made initial equity investments of $1,600 million and $1,665 million respectively. The Partnership concurrently purchased Sempra’s commodity trading and marketing subsidiaries (collectively, the Sempra Energy Trading Companies or SET Companies) at a price of $2,754 million (after deducting certain expenses paid by Sempra in terminating pre-existing contractual arrangements). The formation of the Partnership and the purchase of the SET Companies was effected on April 1, 2008 (Closing Date or Date of Commencement).

The cost of the acquisition of $2,754 million was allocated to the assets acquired and liabilities assumed based on their respective fair values. The fair value of net assets acquired, including certain intangible assets, was $2,383 million and the excess purchase price of $371 million has been allocated to goodwill.

The formation and operation of the Partnership is subject to various agreements between the Members including primarily the Master Formation and Equity Interest Purchase Agreement, the Limited Liability Partnership Agreement and the Commodities Trading Activities Master Agreement. These agreements include provisions which dictate, among other matters, the rights and responsibilities of the Members, capital contributions by the Members, the formation and termination of the Partnership, the profit distributions to the Members, the execution of commodities trading activities by the joint venture, and the governance of the Partnership. As outlined in the Limited Liability Partnership Agreement the Partnership intends to distribute all of its net income annually to the Members.

The Partnership is governed by a board of seven directors, three appointed by Sempra and four by RBS. The consent of Sempra will be required before the Partnership may take certain significant actions, including materially changing the scope of the Partnership’s businesses, issuing credit support outside the ordinary course, incurring certain types of indebtedness and entering into agreements of significant size or duration, all as more fully specified in the Limited Liability Partnership Agreement. The Partnership is fully consolidated by RBS.

On December 1, 2008, the UK Government through HM Treasury became the ultimate controlling party of the Royal Bank of Scotland Group plc. The UK Government’s shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government.

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Partnership and entities controlled by the Partnership as of December 31, 2008. All material intercompany balances and transactions have been eliminated.

The Partnership has a controlling financial interest in an entity if it owns a majority of the voting interests of the entity or is considered the primary beneficiary of the entity. Financial Accounting Standards Board (FASB) Interpretation No. 46(R), Consolidation of Variable Interest Entities, an interpretation of ARB 51, (FIN No. 46(R)), as revised, requires that a variable interest entity (VIE) be consolidated by its primary beneficiary, who is the party subject to the majority of the expected losses or the majority of the expected residual returns of the VIE, or both. The Partnership assesses its involvement with VIEs to determine whether consolidation of VIEs is required. All facts and circumstances are taken into consideration when determining whether the Partnership has variable interests that would deem it the primary beneficiary and, therefore, require consolidation of the related VIE.

Trading Instruments — Trading assets and Trading liabilities are recorded on a trade-date basis. These amounts include unrealized gains and losses from exchange-traded futures and options and over-the-counter (OTC) swaps, forwards and options. Unrealized gains and losses on OTC derivative transactions reflect amounts which would be received from or paid to a third party upon liquidation of these contracts under current market conditions. Unrealized gains and losses on these OTC derivative transactions are reported separately as assets and liabilities unless a legal right of setoff exists under enforceable master netting agreements pursuant to FASB interpretation No. 39 Offsetting of amounts Related to Certain Contracts (FIN 39). All derivative Trading assets and Trading liabilities are carried at fair value. Principal transaction revenues are recognized on a trade-date basis and include realized gains and losses and the net change in unrealized gains and losses.

Futures and exchange-traded option transactions are recorded as contractual commitments on a trade-date basis and are carried at fair value. Commodity swaps and forward transactions are accounted for as contractual commitments on a trade-date basis and are carried at fair value derived from dealer quotations and underlying commodity exchange quotations. OTC options purchased or written are recorded on a trade-date basis and are carried at fair value.

Fair values for trading instruments not quoted in an active market are determined using appropriate valuation techniques, including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing trading instruments. These valuation techniques utilize, among other things, available market information, including current interest rates, commodity prices and volatility rates, as applicable. Where market information is not available or where management deems appropriate, current interest rates, commodity prices and volatility rates are estimated by reference to current market levels. Given the nature, size and timing of transactions, estimated values may differ from realized values.

Cash and Cash Equivalents — Cash and cash equivalents are comprised of cash on hand, demand deposits and other short-term highly liquid investments (with original maturities of three months or less)

which are subject to an insignificant risk of changes in value. Cash paid for interest approximates interest expense.

Investments in Marketable Securities — Investments in marketable securities are accounted for on a specific identification basis and are reported at fair value, in accordance with Statement of Financial Accounting Standards (SFAS) No. 115 Accounting for Certain Investments in Debt and Equity Securities including reviews for impairment. Unrealized gains and losses on available-for-sale securities are included in Accumulated Other Comprehensive Income (Loss) (AOCI), net of taxes. Unrealized gains and losses on trading securities are recorded in income.

Investments in Unconsolidated Affiliates — Investments in affiliated companies are accounted for under the equity method when the Partnership has an ownership interest between 20% and 50% and is deemed to have significant influence but not control. The Partnership’s percentage ownership of the affiliates’ net assets are included in Prepaid and other assets, and are adjusted for the Partnership’s share of each investee’s earnings or losses, dividends and foreign currency translation effects, if any. Equity earnings or losses are recorded net of income tax recorded by the affiliate as a separate caption on the Consolidated Statement of Income.

Commodities Owned — Commodities owned are recorded on a trade-date basis. Natural gas, oil and other non-base metal physical commodities are carried on a lower-of-cost-or-market basis. When a specific contract cost of new inventory cannot be determined, the Partnership uses the appropriate market index at the time of purchase as the cost basis.

Property, Plant and Equipment — Property, plant and equipment is carried at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the asset’s estimated useful life, generally three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the remaining term of the lease. On a regular basis the Partnership assesses whether there is any indication that its property, plant and equipment is impaired.

Goodwill — Goodwill is the excess of the cost of an acquisition over the Partnership’s interest in the fair value of the identifiable assets acquired and liabilities and contingent liabilities assumed at the date of acquisition and is recognized at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes indicate that it might be impaired.

Prepaid and Other Assets — Prepaid and other assets primarily consist of transactional tax deposits related to goods and services taxes and value added taxes, net deferred tax assets, interest receivables, deposits, expenses paid in advance, certain beneficial contracts and miscellaneous other investments. Beneficial contracts are amortized over their estimated useful lives.

Fee Income — Fee income includes fees earned by the Partnership while engaged in certain commodities trading activities, in its capacity as agent for RBS as dictated by the various partnership agreements. This includes income derived from realized and unrealized gains and losses, net of associated execution costs, including interest, associated with the trading activities of the Partnership.

Income Taxes — The Partnership is a Limited Liability Partnership, incorporated under the Limited Liability Partnership Act of 2000 of the United Kingdom and the regulations made thereunder. For U.S. purposes the Partnership elected to be treated as a partnership for federal, state and local filings. Each member is responsible for reporting its income or loss based on its share of the income and expenses. Certain subsidiaries of the Partnership are subject to tax in foreign jurisdictions where such subsidiary entity may be treated as a corporation under local tax law.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported market value of assets and liabilities at the date and reporting period of the financial statements. The most important of the estimates and assumptions relate to fair value measures and the accounting for goodwill. The recorded values of these assets and liabilities may be more or less than values that might be realized, if the Partnership were to sell or close out the positions prior to maturity.

Foreign Currency Transactions — Foreign currency transactions are translated into U.S. dollars at the then current exchange rates during the reporting period. Assets and liabilities denominated in foreign currencies have been converted into U.S. dollars at year-end exchange rates. Gains and losses resulting from foreign currency transactions are included in Principal transactions, net.

Recently Issued Accounting Pronouncements — In February 2008, the FASB issued FASB Staff Position FAS No. 140-3 Accounting for Transfers of Financial Assets and Repurchase Financing Transactions (FSP 140-3). FSP 140-3 provides guidance on accounting for transfers of financial assets and associated financing transactions and requires an initial transfer of a financial asset and a repurchase financing entered into contemporaneously, or in contemplation of the initial transfer, to be evaluated together as a linked transaction under SFAS No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities a replacement of FASB Statement 125 (SFAS 140), unless certain criteria are met. If certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction under SFAS 140. FSP 140-3 is effective for fiscal years beginning after November 15, 2008 and will be applied only to new transactions entered into after the date of adoption. The Partnership does not expect the adoption of FSP 140-3 to have a material impact on the Partnership’s consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161 Disclosures about Derivative Instruments and Hedging Activities — an Amendment of FASB Statement No. 133 (SFAS 161). SFAS 161 expands the disclosure requirements about an entities derivative instruments and hedging activities. The disclosure provisions of SFAS 161 apply to all entities with derivatives subject to Statement of Financial Accounting Standards No. 133 Accounting for Derivative Instruments and Hedging Activities (SFAS 133). The standard is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. RBSSC will adopt the provisions of this standard on January 1, 2009. Since SFAS 161 requires only additional disclosures concerning derivatives and hedging activities, adoption will not affect the Partnership’s consolidated financial statements.

In October 2008, the FASB issued FASB Staff Position FAS No. 157-3 Determining the Fair Value of a Financial Asset When the Market for The Asset is Not Active (FSP FAS 157-3). FSP FAS 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example that illustrates the key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP FAS 157-3 was effective upon issuance. The Partnership has adopted FSP FAS 157-3 and it did not have a material impact on the Partnership’s consolidated financial statements.

In December 2008, the FASB issued FASB Staff Position FAS No. 140-4 and FIN 46(R)-8 Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities (FSP FAS 140-4 and FIN 46(R)-8). FSP FAS 140-4 and FIN 46(R)-8 require enhanced disclosures about transfers of financial assets and interests in variable interest entities. FSP FAS 140-4 and FIN 46(R)-8 are effective for fiscal years ending after December 15, 2008. The Partnership has adopted FSP FAS 140-4 and FIN 46(R)-8.

4.

TRANSACTIONS WITH AFFILIATES

In the normal course of business the Partnership conducts transactions with affiliated companies.

In accordance with the Master Formation and Equity Interest Purchase Agreement, and provided the required consents are obtained, RBS will assume, and the SET Companies will novate, the rights and obligations of certain contractual arrangements of the SET Companies that existed prior to the formation of the Partnership. This will include various trading agreements and other material business contracts as defined. To the extent that such contracts have not been novated to RBS, RBS will assume the risk and rewards of ownership of those contracts through the execution of market risk index swaps with the various subsidiary companies of the Partnership. The market risk index swaps will effectively transfer the risks and rewards, related to market risk, of the contracts, along with the associated income and expenses, from certain SET Companies to RBS. However, all such risks, rewards, income and related expenses are for the Partnership’s account.

For novated counterparties the Partnership acts as agent for RBS and receives fee income from RBS. This fee income represents realized and unrealized gains and losses, net of execution costs associated with these activities.

The performance of certain non-novated counterparts is guaranteed by Sempra. RBS has agreed to indemnify Sempra for any associated claims under Sempra’s guarantee.

The Partnership earned interest income and incurred interest expenses with RBS related to the Partnership’s operating and investing activities. The Partnership was also allocated costs from RBS related to compensation and benefits, insurance, and professional fees for services provided.

The following table summarizes the Partnership’s assets and liabilities as of December 31, 2008 and the Partnership’s revenues and expenses for the period from April 1, 2008 (date of commencement) to December 31, 2008 with affiliated companies (in thousands):

Assets:
Trading assets	$139,850
Receivables from affiliates — net	924,715

Liabilities:
Trading liabilities	399,720
Payables to affiliates	1,433

Revenues and expenses:
Fee income	1,397,376
Principal transactions — net	(2,477)
Interest income	5,783
Interest expense	13,895
RBS allocated expenses	2,669

5.

TRADING ASSETS AND TRADING LIABILITIES

As of December 31, 2008, Trading assets and Trading liabilities are comprised of the following (in thousands):

Trading assets:
Unrealized gains on swaps, forwards and options	$3,376,475
Due from commodity clearing brokers	801,114
Due from trading counterparties	2,960,366
Less — effect of netting	(1,304,444)
$5,833,511
Trading liabilities:
Unrealized losses on swaps, forwards and options	$3,647,342
Due to trading counterparties	2,178,251
Less — effect of netting	(1,304,444)
$4,521,149

6.

DERIVATIVES AND HEDGING ACTIVITIES

The Partnership utilizes derivative instruments, which include futures, forwards, swaps and options, to reduce its exposure to unfavorable changes in market prices.

The Partnership accounts for derivative transactions in accordance with SFAS 133, as amended, and recognizes derivative instruments as either assets or liabilities in the Consolidated Statement of Financial Condition and measures those instruments at fair value. The changes in fair value of a majority of the derivative transactions of the Partnership are currently presented, in all material respects, as a component of Principal transactions, net in the Consolidated Statement of Income. The accounting for changes in the fair value of other derivatives depends on the intended use of the derivative and the resulting designation.

Hedge accounting treatment can be applied when certain criteria are met. For a derivative instrument designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting gain or loss on the hedged item of the risk being hedged. For a derivative being designated as a cash flow hedge, the effective portion of the derivative gain or loss is initially reported as a component of AOCI and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion (excess derivative gain or loss) is reported in earnings immediately.

For fair value hedges, the Partnership primarily uses derivative instruments to hedge its commodity inventories. In cash flow hedge relationships, the Partnership uses certain derivative instruments primarily to hedge natural gas purchases and sales related to transportation and storage capacity arrangements. A net derivative unrealized loss of approximately $3 million is included in AOCI for 2008. Derivative unrealized gains included in AOCI expected to affect earnings in 2009 are approximately $254 thousand. Due to volatility and uncertainty in the commodity markets, the corresponding value in AOCI will likely change prior to its reclassification to earnings. As of December 31, 2008, the maximum tenor of derivative instruments that hedge forecasted purchase and sales transactions is 7 years.

For instruments designated as hedges, hedge ineffectiveness, determined in accordance with SFAS 133, had a positive impact on revenue of approximately $18 million for the period from April 1, 2008 (date of commencement) to December 31, 2008. Ineffectiveness relating to fair value hedges resulted in a positive impact on revenue of approximately $5 million, while the ineffective portion of cash flow hedges resulted in a positive impact on revenue of approximately $13 million. These ineffectiveness gains are recorded in Principal transactions, net in the Consolidated Statement of Income and then are transferred to Fee income through the market risk index swap.

7.

FAIR VALUE OF ASSETS AND LIABILITIES

The Partnership applies SFAS No. 157, Fair Value Measurements (SFAS 157) when measuring certain assets and liabilities that are carried at fair value. As defined in SFAS 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Partnership utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Partnership primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Partnership utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Partnership is able to classify fair value balances based on the observability of those inputs. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy defined by SFAS 157 are as follows:

Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives and listed equities.

Level 2 — Quoted prices in active markets are not available, however, pricing inputs are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange-traded derivatives such as OTC forwards, options and repurchase agreements.

Level 3 — Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value. Level 3 instruments include those that may be more structured or otherwise tailored to customers’ needs. At each balance sheet date, the Partnership performs an analysis of all instruments subject to SFAS 157 and includes in Level 3 all of those whose fair value is based on significant unobservable inputs.

The following tables set forth by level within the fair value hierarchy the Partnership’s Trading assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2008. As required by SFAS 157, Trading assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Partnership’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

Fair Value of Assets and Liabilities Measured on a Recurring Basis
As of December 31, 2008
(in thousands)
Assets	Level 1	Level 2	Level 3	Total (1)
Exchange-traded derivative instruments	$1,533,252	$993,727	$ --	$2,526,979
OTC derivative trading instruments	--	2,834,745	541,730	3,376,475
Commodities owned	--	1,152,716	--	1,152,716
Available-for-sale securities	21,322	2,010	7,111	30,443
Trading securities	210	--	--	210
Total	$1,554,784	$4,983,198	$548,841	$7,086,823

Liabilities	Level 1	Level 2	Level 3	Total (1)
Exchange-traded derivative instruments	$94,660	$10,299	$ --	$104,959
OTC derivative trading instruments	--	3,581,377	65,965	3,647,342
Total	$94,660	$3,591,676	$65,965	$3,752,301

(1) Amounts exclude the effects of netting.

Exchange-traded derivative instruments, which are cash settled during the life of the transaction, are classified as part of Trading Assets on the Consolidated Statement of Financial Condition. The table above does not include certain commodities owned that are carried on a lower-of-cost-or-market basis. The table does include a portion of commodities owned for which fair value hedge accounting is applied.

As of December 31, 2008 (in thousands)
Commodities owned:
Per Consolidated Statement of Financial Condition	$1,162,559
Less amounts recorded at lower-of-cost-or-market	9,843
Per recurring fair value measures table	$1,152,716

The determination of the fair values above incorporates various factors required under SFAS 157. These factors include not only the credit standing of the counterparties involved and the impact of credit enhancements (such as cash deposits, letters of credit and priority interests), but also the impact of the Partnership’s nonperformance risk on its liabilities.

Trading derivatives and commodity trading inventories reflect positions held by the Partnership. The fair value of exchange-traded derivative contracts, which include futures and exchange-traded options, is generally based on unadjusted quoted prices in active markets and are classified within Level 1. In addition, certain OTC-cleared options and swap contracts are included in Level 1, as the fair values of these items are based on unadjusted quoted prices in active markets. Some exchange-traded derivatives are valued using broker or dealer quotations, or market transactions in either the listed or OTC markets. In such cases, these exchange-traded derivatives are classified within Level 2. OTC derivative trading instruments include swaps, forwards, options and complex structures that are valued at fair value and may be offset with similar positions in exchange-traded markets. In certain instances, these instruments may utilize models to measure fair value. Generally, the Partnership uses a similar model to value similar instruments. Valuation models utilize various inputs that include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, other observable inputs for the asset or liability, and market-corroborated inputs (i.e., inputs derived principally from or corroborated by observable market data by correlation or other means.) Where observable inputs are available for substantially the full term of the asset or liability, the instrument is categorized in Level 2. Certain OTC derivatives trade in less active markets with a lower availability of pricing information. In addition, complex or structured transactions can introduce the need for internally-developed model inputs that might not be observable in or corroborated by the market. When such inputs have a significant impact on the measurement of fair value, the instrument is categorized in Level 3.

The following table sets forth a reconciliation of changes in the fair value of net trading derivatives classified as Level 3 in the fair value hierarchy (in thousands):

Balance as of April 1, 2008	$379,321

Realized and unrealized gains	(57,557)
Purchases, settlements, sales and issuances	150,140
Transfers in and/or out of Level 3	10,972

Balance as of December 31, 2008	$482,876

Change in unrealized gains (losses) relating to instruments still held as of December 31, 2008	$379,854

Gains and losses (realized and unrealized) for Level 3 items are included primarily in Principal transactions, net.

Transfers in and/or out of Level 3 represent existing assets or liabilities that were either previously categorized as a higher level for which the inputs to the model became unobservable or assets and liabilities that were previously classified as Level 3 for which the lowest significant input became observable during the period.

Given the nature, size, timing and tenor of certain complex transactions, changing one or more of the less observable inputs within the valuation model, may materially change the values used by management.

8.

TRADING ACTIVITY AND RISK MANAGEMENT

The Partnership derives a substantial portion of its revenue from market-making and trading activities, as an agent for RBS and a principal, in natural gas, electricity, petroleum, petroleum products, base metals and other commodities. It quotes bid and offer prices to other market makers and end users. It also earns trading profits as a dealer by structuring and executing transactions that permit its counterparts to manage their risk profiles. In addition, it takes positions in markets based on the expectation of future market conditions. These positions may be offset with similar positions or may be offset by positions taken in exchange-traded markets. These positions include options, forwards, futures and swaps. These financial instruments represent contracts with counterparts whereby payments are linked to or derived from market indices or on terms predetermined by the contract, which may or may not be financially settled by the Partnership.

Forward and future transactions are contracts for delayed delivery of commodity instruments in which the counterpart agrees to make or take delivery at a specified price. Derivative commodity swap transactions may involve the exchange of fixed and floating payment obligations without the exchange of the underlying commodity. For additional information about derivatives and related hedging activities see Note 6 — Derivatives and Hedging Activities.

Options, which are either exchange-traded or directly negotiated between counterparts, provide the holder with the right to buy from or sell to the writer an agreed amount of commodity at a specified strike price within, or at, a specified period of time. As a writer of options, the Partnership receives an option premium then manages the risk of an unfavorable change in the value of the underlying commodity.

Market risk arises from the potential for changes in the value of physical and financial instruments resulting from fluctuations in prices and basis for natural gas, electricity, petroleum, petroleum products, base metals and other commodities. Market risk is also affected by changes in volatility and liquidity in markets in which these instruments are traded. The Partnership has established position and stop-loss limits for each line of business to monitor its market risk. Traders are required to maintain positions within these market risk limits. The position limits are monitored during the day by senior management of the Partnership. Reports which present each trading book’s position and the prior day’s profit and loss are reviewed daily by traders and the Partnership’s senior management.

The Partnership also uses Value-at-Risk (VaR) to measure its exposure to market risk. VaR is an estimate of the potential loss on a position or portfolio of positions over a specified holding period, based on normal market conditions and within a given statistical confidence interval. The Partnership has adopted the variance/covariance methodology in its calculation of VaR, and uses both the 95-percent and 99-percent confidence intervals. Holding periods are specific to the types of positions being measured, and are determined based on the size of the position or portfolios, market liquidity, tenor and other factors. Historical volatilities and correlations between instruments and positions are used in the calculation. Based upon these and other risk management procedures, the Partnership’s senior management determines whether to adjust the Partnership’s market risk profile.

The Partnership’s credit risk from physical and financial instruments as of December 31, 2008 is represented by the positive fair value of financial instruments after consideration of netting and collateral. Credit risk disclosures, however, relate to the net losses that would be recognized if all counterparts failed completely to perform their obligations. Options written do not expose the Partnership to credit risk. Exchange-traded futures and options are not deemed to have significant credit exposure as the exchanges guarantee that every contract will be properly settled on a daily basis.

The following table approximates the counterparty credit quality and exposure expressed in terms of net replacement value as determined by rating agencies or by internal models intended to approximate rating agency determinations. These exposures are net of collateral in the form of customer margin and/or letters of credit of $955 million:

Counterparty credit quality (in thousands):
AAA	$ 20,467
AA	338,739
A	692,580
BBB	556,036
Below investment grade	882,963
Exchanges	801,114
$3,291,899

The Partnership monitors and controls its credit risk exposures through various systems and processes, which evaluate the Partnership’s credit risk through credit approvals and limits. To manage the level of credit risk the Partnership enters into netting agreements whenever possible and, where appropriate, obtains collateral. Netting agreements incorporate rights of setoff that provide for the net settlement of subject contracts with the same counterpart in the event of default.

The Partnership provides committed letters of credit issued by various banks to counterparts in lieu of securities or cash to satisfy various collateral and margin deposit requirements (see Note 13 – Borrowings and Credit Facilities).

9.

INVESTMENTS IN MARKETABLE SECURITIES

Available-for-Sale Securities — The Partnership had equity securities of $53.9 million categorized as available-for-sale securities, included in Investments in marketable securities as of December 31, 2008. Gross unrealized gains were $139 thousand and gross unrealized losses were $47.6 million. During 2008, the Partnership purchased $2.0 million and novated to RBS $30.3 million of available-for-sale securities. The fair value of securities in an unrealized loss position at December 31, 2008 was $37.0 million. The unrealized losses were primarily caused by temporary declines in the market values of the securities. The Partnership does not consider these investments to be other-than-temporarily impaired as of December 31, 2008.

Trading Securities — As of December 31, 2008, the Partnership had $210 thousand of securities classified as trading securities and included in Investments in marketable securities. The Partnership recorded unrealized losses of $654 thousand related to trading securities for the period from April 1, 2008 (date of commencement) to December 31, 2008. During 2008 the Partnership sold $2.5 million and novated to RBS $2.0 million of trading securities.

10.

INVESTMENTS IN UNCONSOLIDATED AFFILIATES

As of December 31, 2008, the Partnership owned 30% of Gateway Energy Services Corporation (Gateway), which commenced operations on May 6, 1997. Gateway is a retail marketer of natural gas and electricity, serving residential, commercial, and light industrial customers primarily in the northeast, mid-west, and mid-atlantic regions of the U.S. As of December 31, 2008 the Partnership owned 25% of Great Eastern Energy Co. LLC (GEEC). GEEC supplies natural gas and electricity to commercial and industrial customers within major markets across the United States. The carrying value of these investments is $34.1 million as of December 31, 2008 and is included in Prepaid and other assets.

11.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost less accumulated depreciation. These assets consist of leasehold improvements and office equipment, computer equipment (which includes computer hardware and software) and machinery and equipment. Property, plant and equipment by major functional categories are as follows (in thousands):

	Cost	Accumulated Depreciation	Book Value
Leasehold improvements and office equipment	$115,620	$29,485	$86,135
Computer equipment	184,281	127,948	56,333
Machinery and equipment	7,625	5,204	2,421
	$307,526	$162,637	$144,889

12.

FINANCE LEASE RECEIVABLE

In connection with a transaction entered into during the year, the Partnership entered into a sales type lease that is recorded in the statement of financial condition as a finance lease receivable.  The balance at December 31, 2008 is as follows (in thousands):

Gross receivable	$224,254
Unearned income	(146,926)
Unguaranteed residual value	115,000
Finance lease receivable — net	$192,328

Contractual maturities of the gross receivable as of December 31, 2008 were as follows (in thousands):

2009	$9,945
2010	11,691
2011	14,586
2012	15,000
2013	13,268
Thereafter	159,764
$224,254

13.

BORROWINGS AND CREDIT FACILITIES

Certain subsidiaries of the Partnership have a $1.72 billion, five-year committed syndicated revolving credit facility (consisting of borrowings, letters of credit and other credit support accommodations) maturing in September 2010. The amount of credit available under the facility is limited to the amount of a borrowing base consisting of receivables, inventories and other assets of a subsidiary of the Partnership that secure the credit facility and are valued for purposes of the borrowing base at varying percentages of current market value. Extensions of credit are guaranteed by Sempra Energy subject to a maximum guarantee liability of 20% of the lenders’ total commitments under the facility. The facility requires a subsidiary of the Partnership to meet certain financial tests at the end of each quarter, including minimum working capital, leverage ratio, senior debt to tangible net worth ratio, and minimum net worth and tangible net worth tests. It also imposes certain other limitations on the subsidiary and certain affiliates, including certain limitations on other indebtedness, capital expenditures, liens, transfers of assets, investments, loans, advances, dividends, other distributions, modifications of risk-management policies and transactions with affiliates. As of December 31, 2008, the facility had $1.2 billion of letters of credit and no borrowings outstanding. In addition to commitment fees, these borrowings accrue interest at market rates based on a base rate or libor plus a fixed margin. In May 2008, the facility was amended to permit the implementation of the transfer of certain businesses of the Partnership to RBS and to ensure that after such transfer, the Partnership businesses would continue to be able to utilize the credit facility. In addition, there were adjustments to covenants and the margin applicable to loans.

Certain subsidiaries of the Partnership have a $500 million, three-year revolving credit facility with an affiliate maturing in May 2009 that provides for borrowings and the issuance of letters of credit and bank guarantees. Extensions of credit under the facility are guaranteed by Sempra Energy. At December 31, 2008, the facility had outstanding $174 million of letters of credit and $320 million of short-term borrowings. These borrowings accrue interest at market rates based on libor plus a fixed margin.

RBS has a loan facility for the benefit of the Partnership’s subsidiaries under which loans of up to $500 million are available through the sale by the lender of asset-backed commercial paper notes to capital markets investors. RBS can elect to require the lender to fund the loans by the sale of commercial paper notes to the Federal Reserve Bank of New York under its Commercial Paper Funding Facility, for terms of three months, through April 30, 2009 with a final maturity of July 30, 2009. As of December 31, 2008 there were no short-term borrowings outstanding against this facility

At December 31, 2008, RBS, on behalf of itself and certain subsidiaries of the Partnership, maintained $927 million in various uncommitted lines of credit. At December 31, 2008, these facilities had outstanding $756 million of letters of credit and no short-term borrowings.  ~~These facilities~~ exclude a line of credit provided by RBS to subsidiaries of the Partnership as well as loans made by RBS to the Partnership (or its subsidiaries) pursuant to its obligation to lend cash and other working capital to the Partnership as necessary to fund all of its ongoing operating expenses, to provide capital to the Partnership to support the trading activities of its subsidiaries at a level prevailing as of April 1, 2008, to support the business plan of the Partnership, and to support its reasonable growth.

14.

INCOME TAXES

The Partnership is a Limited Liability Partnership, incorporated under the laws of the United Kingdom and for U.S. purposes has elected to be treated as a Partnership for Federal, State and Local filings. The income or loss applicable to the operations of the Partnership is includable in the U.S. income tax returns of the Members. Certain subsidiaries of the Partnership are subject to tax in foreign jurisdictions where such subsidiary is treated as a corporation under local tax laws.

The provision for income taxes is summarized below (in thousands):

Current — foreign	$13,317
Deferred — foreign	3,101
Total provision for income taxes	$16,418

As of December 31, 2008, the Partnership has a net deferred tax asset of $3.8 million.

The provision for income taxes varies from the federal income tax rate of 35% primarily because the entity is treated as a partnership for federal and state tax purposes and the income or loss applicable to its operations is included in the income tax returns of the Members.

As a result of the organization of the Partnership (see Note 2 — Formation and Organization of the Partnership), any tax liability arising from the Partnership’s operations prior to the effective date of the joint venture will be borne by Sempra. The Partnership commenced on April 1, 2008 and therefore the current year ended December 31, 2008 is the only year open under statute for examination for U.S. Federal, State and local tax returns. The statute of limitations for other material foreign tax returns remains open for 1995 forward.

15.

EMPLOYEE BENEFIT PLANS

The Partnership’s employees participate in various benefit plans, including a noncontributory cash accumulation plan and a defined contribution savings plan (401(k) plan). Included in Compensation and benefits is approximately $10.7 million of expenses related to these plans.

16.

COMMITMENTS AND CONTINGENCIES

Minimum non-cancelable lease commitments for office facilities, exclusive of real estate taxes and other expenses are as follows (in thousands):

2009	$28,959
2010	22,625
2011	15,630
2012	11,752
2013	10,142
Thereafter	44,266
$133,374

Office leases, which expire at various dates through 2024, contain provisions for escalation based on certain cost increases incurred by the lessors. Rent expense for the period from April 1, 2008 (date of commencement) to December 31, 2008 was $9.4 million.

As part of its normal business, the Partnership enters into various fixed-price non-cancelable commitments to purchase or sell transportation and storage capacity. These commitments are recognized as performed.

Certain claims, suits and allegations that arise in the ordinary course of business have been filed or are pending against the Partnership. In addition, the Partnership is a respondent in a complaint proceeding initiated at the FERC concerning rates charged for short-term sales of power to the California Independent System Operator Corporation (ISO) and the California Power Exchange (PX) for power supplied during the period of October 2, 2000 through June 20, 2001. On March 26, 2003, the FERC expanded the basis for refunds by adopting a staff recommendation from a separate investigation to change the natural gas proxy component of the mitigated market-clearing price that is used to calculate refunds. The FERC released its final instructions, and ordered the ISO and PX to recalculate the precise number through their settlement models. In August 2006, the Ninth Circuit Court of Appeals (Court of Appeals) upheld the FERC’s decision not to extend the refund period and held that FERC properly excluded certain bilateral transactions from the refund proceedings. However, they also held that the FERC erred in excluding certain multi-day transactions from the refund proceedings and in not considering other remedies for tariff violations that occurred prior to October 2, 2000. The Court of Appeals remanded the matter to the FERC for further proceedings. In November 2007, the Partnership and other entities filed requests for rehearing of the Court of Appeals’ August 2006 decision. In August 2007, the Ninth Circuit Court of Appeals issued a decision reversing and remanding FERC orders declining to provide refunds in a related proceeding regarding short-term bilateral sales up to one month in the Pacific Northwest. The court found that some of the short-term sales between the DWR and various sellers (including the Partnership) that had previously been excluded from the refund proceeding involving sales in the ISO and PX markets in California, were within the scope of the Pacific Northwest refund proceeding. In December 2007, the Partnership and other sellers filed requests for rehearing of the Court of Appeals’ August 2007 decision. It is possible that on remand, the FERC could order refunds for short-term sales to the DWR in the Pacific Northwest refund proceeding.

The Partnership has reserves for its estimated refund liability that reflect its estimate of the effect of the FERC’s revision of the benchmark prices it will use to calculate refunds and other refund-related developments.

In a separate complaint filed with the FERC in 2002, the California Attorney General challenged the FERC’s authority to establish a market-based rate regime, and further contended that, even if such a regime were valid, electricity sellers had failed to comply with the FERC’s quarterly reporting requirements. The Attorney General requested that the FERC order refunds from suppliers. The FERC dismissed the complaint and instead ordered sellers to restate their reports. After an appeal by the California Attorney General, the Ninth Circuit Court of Appeals upheld the FERC’s authority to establish a market-based rate regime, but ordered remand of the case to the FERC for further proceedings, stating that failure to file transaction-specific quarterly reports gave the FERC authority to order refunds with respect to jurisdictional sellers. In December 2006, a group of sellers petitioned the United States Supreme Court to review the Ninth Circuit Court of Appeals’ decision. In June 2007, the Supreme Court declined further review of the Ninth Circuit Court of Appeals’ order. On March 21, 2008, FERC issued a procedural order setting the matter for further hearings before an ALJ on remand. FERC issued a clarifying order on October 6, 2008, from which the California parties have sought rehearing. FERC is holding the ALJ hearings in abeyance pending a FERC settlement process. On remand, it is possible that the FERC could order refunds or disgorgement of profits for periods in addition to those covered by its prior refund orders and substantially increase the refunds that ultimately may be required to be paid by the Partnership and other power suppliers.

In connection with the formation of the joint venture, Sempra has agreed to indemnify RBS and the Partnership from any liability arising out of these matters.

As of December 31, 2008, the Partnership is owed approximately $100 million from energy sales made in 2000 and 2001 through the ISO and the PX markets. The collection of these receivables depends on several factors, including the California ISO and PX refund case. The Partnership believes adequate reserves have been recorded.

*****